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                                 [Insert Logo]

                                 50 Spring Road
                          Carlisle, Pennsylvania 17013

                                                                    May 30, 1996

Dear Fellow Stockholder:

     I am pleased to inform you that Masland Corporation ("Masland") has entered into an agreement with Lear Corporation ("Lear"), pursuant to which a wholly-owned subsidiary of Lear has commenced a tender offer today to purchase all of the outstanding common stock of Masland for $26 per share in cash. Under the agreement, the tender offer will be followed by a merger in which any remaining shares of common stock will be acquired for $26 per share in cash, or any higher price paid per share pursuant to the tender offer, and Masland will then become a wholly-owned subsidiary of Lear.

     Your Board of Directors believes the Lear offer is fair and in the best interest of Masland stockholders. The Lear offer to purchase all outstanding common shares for $26 represents a significant premium over the historical trading price of the shares.

     The Board of Directors has unanimously determined that the tender offer and the merger are fair to, and in the best interests of, the Masland stockholders, has unanimously approved the offer and the merger, and recommends that stockholders accept the offer and tender their shares pursuant to it. In addition to the benefits of this transaction to our stockholders, for all of the reasons set forth in the enclosed Schedule 14D-9, we believe that the combination will greatly benefit the 3,100 Masland associates, and enable Masland, as a division of Lear, to continue its outstanding performance.

     In connection with the transaction, two fellow officers and I have agreed to tender all of our shares to Lear and have granted a proxy over our shares to approve the merger.

     Enclosed are Lear's Offer to Purchase, Letter of Transmittal, and other related documents. These documents set forth the terms and conditions of the tender offer. In determining to approve the merger agreement and the transactions contemplated by it, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed by the Company with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Goldman, Sachs & Co. to the effect that, as of May 23, 1996, the consideration for each share of common stock to be received by the stockholders pursuant to the tender offer and in the merger is fair to such stockholders. A copy of Goldman, Sachs' written opinion, which sets forth the procedures followed, the factors considered and the assumptions made by Goldman, Sachs is attached to Schedule 14D-9 as Exhibit 11. The Schedule 14D-9 and Lear's Offer to Purchase describe in more detail the reasons for the Board's conclusions and contain other important information regarding the tender offer. The Board urges you to consider this information carefully.

     Masland's Board of Directors, management and associates thank you sincerely for your loyal support.

                                          On Behalf of the Board of Directors,

                                          Sincerely,

                                          [Paste Up Signature]

                                          William J. Branch,
                                          Chairman of the Board